Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-31768


                             AREMISSOFT CORPORATION
                             a Delaware corporation

                           Prospectus Supplement No. 1
                     (To Prospectus Dated September 1, 2000)


You should read this prospectus supplement and related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

        On September 7, 2000, we entered into an agreement with Acqua Wellington North American Equities Fund, Ltd., for the sale of 474,871 shares of our Common Stock for an aggregate purchase price of $12,000,000, or $25.27 per share. The purchase price was determined by the average of the Volume Weighed Average Price as reported by Bloomberg over an agreed upon pricing period, less a six percent discount.

        On September 6, 2000, we sold our UK Healthcare Business to Torex, Plc, a UK based information technology solution provider to the healthcare and retail markets. The transaction was structured as a sale of certain assets and the assumption of certain liabilities in exchange for a net cash consideration of $3 million. The transaction failed to meet the "significance" test set forth in Instruction 4 of Item 2 of Form 8-K. Under the terms of the agreement, Torex, Plc, is acquiring approximately 500 UK Healthcare customers, primarily physician groups, and a perpetual license to the related UK Healthcare software. We will transfer 24 UK Healthcare employees to Torex Plc and we will retain all of our Healthcare software intellectual property.

        From time to time, we engage in preliminary discussions with various businesses in order to explore the possibility of acquiring or investing in businesses, products, or technologies that compliment ours. As of the date of this prospectus supplement, we have not entered into any definitive agreements with any of these businesses. However, we are currently in discussions with Eltrax Systems, Inc., in an effort to reach an agreement to acquire certain assets, and assume certain liabilities constituting most of their hospitality software division worldwide. While we believe these discussions are progressing, we can not give assurances that we will eventually reach an agreement with terms and conditions acceptable to us.

                The date of this Prospectus Supplement is September 7, 2000 .